

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

February 16, 2010

By U.S. Mail and Facsimile to: (787) 759-3108

Robert E. Wahlman
Chief Financial and Investment Officer
Doral Financial Corporation
1451 F.D. Roosevelt Avenue
San Juan, Puerto Rico, 00920-2717

> **Re:**   **Doral Financial Corporation**
> **Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A**
> **Filed February 12, 2010**
> **File No. 001-31579**

Dear Mr. Wahlman:

We have limited our review of your amended filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A

General

1. We note your response to comment 3 in our letter dated January 25, 2010. We also note, however, that the preliminary form of proxy has not been clearly marked as a "Preliminary Copy" in accordance with Rule 14a-6(e)(1). Please revise the form of proxy accordingly. We also note that the form of proxy states that if no directions are given, the proxy will be voted for items 1, 2 and 3. Please revise to eliminate the reference to item 3 or explain why this reference is appropriate.

Proposal 2, page 8

The Proposal, page 8

2.   We note that you are asking your shareholders to authorize and approve the potential issuance of up to 25,000,000 shares of your common stock in connection with the preferred stock exchange offer. We also note, however, that the maximum number of shares of common stock to be issued in connection with the exchange offer is 16,500,000. Please tell us, with a view towards revised disclosure, why the company is asking for authorization to issue more than 16,500,000 shares.

3.   Please revise to delete the statement in bold in the last paragraph on page 8. In the alternative, please explain why this statement is appropriate given that the documents to which you refer are not incorporated by reference or otherwise included in the proxy statement.

Required Vote, page 39

4.   Please explain why abstentions, broker non-votes and the failure to vote will each have the same effect as a vote against the proposal. We note, in that regard, your statement that the approval of a majority of the votes cast on the proposal is required.

Response Letter

5.   You did not provide, as requested in our letter dated January 25, 2010, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please provide these acknowledgements in connection with your next response to our comments.

Closing Comments

      As appropriate, please amend your filing and respond to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      Please contact Justin Dobbie at (202) 551-3469 or me at (202) 551-3434 with any questions.

Sincerely,

Michael R. Clampitt
Senior Attorney Advisor

cc: José A. Sosa-Lloréns
        Fiddler González & Rodríguez, PSC
        (By facsimile)